Exhibit 23.1

Accountants’ Consent

The Board of Directors
Interactive Intelligence, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-33772) on Form S-8 of Interactive Intelligence, Inc. of our report dated June 13, 2003 relating to the statement of net assets available for benefits of Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year), which report appears in the December 31, 2002 annual report on Form 11-K of Interactive Intelligence, Inc. 401(k) Savings Plan.

/s/ KPMG LLP

Indianapolis, Indiana
June 30, 2003